DC

No Act
P.E. 12-16-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03000701

January 2, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-2-2003

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Re: Exxon Mobil Corporation
Reconsideration request dated December 16, 2002

Dear Mr. Morse:

This is in response to your letter dated December 16, 2002 concerning a shareholder proposal submitted to Exxon Mobil by Robert D. Morse. On December 24, 2002, we issued our response expressing our informal view that Exxon Mobil could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

RECEIVED
2002 DEC 26 AM 9:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 16, 2002

Securities & Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth St. N.W.
Washington, DC 20549

Re: ExxonMobil letter of December 6, 2002
Rec'd December 11, 2002

Ladies and Gentlemen:

I am responding to the matter in the order it was presented to the SEC.

Again, I receive a corporate claim that to print my proposal would be "False and misleading" if printed. The fact is, the five states I know of which use a Law [or Rule] which definitely denies a "Right to Dissent", is itself False and Misleading. The Shareowner is led to believe they can vote no other way than to approve Management Nominees, there being almost never any others, and yet they can only "Except or Abstain" if they mark their ballot in what they think is opposition. The Nominees can not possibly be defeated. "Plurality" voting was implemented after prodding by pressure groups, and was adopted without due thought of the outcome. I even misspelled the word in other correspondence as "Procurial", which it actually is, procuring the majority of votes in a Win-Win procedure. No one can vote "Against" in those states, so, why not in the entire USA, if it is so legal ? To state a claim in opposition is touted false and misleading in order to delete, compounds the wrongfulness thereof. Who will call a halt to this if the SEC does not assert itself?

The note that ExxonMobil "does not opt out" of the Law or Rule does not change the decision to be made as to the wrongfulness of State or Federal laws that permit it.

It is no secret I am being tracked, but no mention is made that Merck Corporation and the AT&T company, [later rescinded on non-attendance] were advised my proposal is in proper form and should be printed.

As to non-attendance, not mentioned here, I covered that subject as being discriminatory in other submissions, it being directed solely to penalize a proponent for not showing up for a three minute gig at the meetings, at own expense, no matter how far to travel.

The copy of letter offered, directed to ExxibMobil from Pitney, Harbin, Kipp & Szugh LLP, a legal firm licensed to practice in New Jersey, further confirms my statement, as the writer specifically forbids duplication or quotation of their opinion, in that it explains how Shareowners are being DENIED a right to dissent, a violation of the Constitution, and/or The Bill of Rights.

6 copies to SEC
1 copy to ExxonMobil Co.
& copy for Pitney, et al incl.

Sincerely,

Robert D. Morse

Robert D. Morse